SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-53856

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.

1001 Asbury Avenue

Ocean City, New Jersey 08226

REQUIRED INFORMATION

1.	Financial Statements.

2.	Supplementary Information.

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3.	Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm.

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

OCEAN CITY HOME BANK SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011 AND 2010

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

REQUIRED INFORMATION

Ocean City Home Bank Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and supplemental schedule are filed as a part of this Annual Report on Form 11-K.

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplementary Information*

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held at End of Year) as of December 31, 2011	13

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Board of Directors of

Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4(i) - Schedule Of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.

1

The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ Friedman LLP

Marlton, New Jersey

July 11, 2012

2

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments at fair value
Mutual funds	$4,346,821	$4,026,368
Employer securities	1,382,242	1,475,479
Common collective trusts	1,337,540	866,854
	7,066,603	6,368,701

Notes receivable from participants	295,371	319,557
Net assets available for benefits at fair value	7,361,974	6,688,258

Adjustment from fair value to contract value for
fully benefit-responsive investments	(33,398)	(18,624)

Net assets available for benefits	$7,328,576	$6,669,634

See notes to financial statements.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS
Investment loss
Net depreciation in fair value of investments	$(296,074)
Interest and dividends	82,204
(213,870)

Interest income - participant loans	15,976

Contributions
Employer	182,401
Participants	464,976
Rollover	6,543
653,920

456,026

Deductions
Benefits paid to participants	187,550
Administrative expenses	1,404
188,954

Balances transferred from merger by sponsor	391,870

Net increase	658,942

Net assets available for benefits
Beginning of year	6,669,634
End of year	$7,328,576

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN

The following description of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

On November 1, 2011, pursuant to Ocean City Home Bank, Inc.’s merger with Select Bank, the net assets available for benefits of Financial Institutions Thrift Plan (“Merged Plan”) totaling $391, 870 were transferred into the Plan. The Plan was amended to include certain provisions due to the merger. Participants’ accounts of the Merged Plan were transferred into Plan’s investments similar to the investments in the Plan’s portfolio.

General

The Plan is a defined contribution plan covering all eligible full time salaried and hourly employees of Ocean City Home Bank, Inc. (the “Employer”). Prudential Trust Company (“Prudential”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Prudential Trust Company. Eligible employees are automatically enrolled in the Plan on the first day of the quarter following their employment. All eligible employees who have attained age 18 may elect, by means of a pretax salary deferral, to contribute up to the maximum amount allowable, not to exceed the Internal Revenue Code (“IRC”) prescribed maximum, which is adjusted by the Secretary of the Treasury to reflect cost-of-living increases. Employer matching contributions are made by the Employer equal to 50% of a participant’s deferral contributions, and are limited to deferral contributions that do not exceed 8% of a participant’s eligible compensation. Overall, the maximum employer matching contribution amounts to 4% of a participant’s eligible compensation. The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2011.

The Plan also permits eligible employees who are age fifty or older by the end of the calendar year to make catch-up contributions. Matching contributions do not apply to catch-up contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings. Each participant’s account is charged with withdrawals and Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers common collective trust funds, Employer securities and mutual funds as investment options for participants.

The Pension Protection Act created the Qualified Default Investment Alternative (QDIA). The QDIA provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. During 2009, the Plan implemented the American Funds Balanced Investment as the QDIA. Effective January 1, 2011, the Plan implemented Goal Maker by Prudential as the QDIA.

The Stable Value Fund of Wells Fargo Bank is a common collective trust, reported as a fully benefit responsive contract, which invests primarily in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The average yield earned by the Stable Value Fund was 1.56% and 2.38% during the years ended December 31, 2011 and 2010. The average yield earned by the Stable Investment Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.33% and 2.90% during the years ended December 31, 2011 and 2010.

Participant Loans

Participants may borrow from their employee elective deferral accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions. Loans to participants are reported at their unpaid principal and interest balances plus accrued interest, which approximates fair value. If the balance of the loan is not paid, the remaining balance will be offset against the participant's account upon the earlier of distribution of the account to the Participant or expiration of the grace period.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts is based on years of continuous service. A participant vests 20 percent per year and is 100 percent vested after five years of credited service.

Forfeited Accounts

Forfeitures used to reduce matching employer contributions totaled $21,024 for the year ended December 31, 2011. Forfeiture balances at December 31, 2011 and 2010 were $1,914 and $12,319, respectively.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of net assets available for benefits and changes in net assets available for benefits, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses, based on the value of assets at the beginning of the year or at the time of purchase during the year.

Administrative Expenses and Management Fee

Certain costs and expenses of administering the Plan, such as trustee fees, are paid by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in net depreciation in fair market value of such investments.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive his or her vested value in the form of either a lump-sum or annual installments for a period not to exceed the life expectancy of the participant and designated beneficiary, or a mandatory distribution if the total value of the account is less than $1,000. Valuation of accounts is made as of the last day of the month in which the participant’s employment is terminated. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Fully Benefit-Responsive Investment Contracts

As described by GAAP, common collective trusts relating to fully benefit-responsive investment contracts held by a defined contribution plan are to be reported as fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts (Continued)

As required by GAAP, the statements of assets available for benefits represent the fair value of the common collective trusts and an adjustment from fair value to contract value. The Plan invests in investment contracts through a common collective trust, the “Fund”. Fair value of the Plan’s interest in the Fund is based upon information reported by the issuer of the common collective trust at year-end. Contract value of the Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Hardship Withdrawals

The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant. Permissible circumstances for hardship withdrawals include education expenses, costs directly related to the purchase of a principal residence, and costs necessary to prevent eviction from the participant’s personal residence and such other circumstances as the Plan Administrator may determine, based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after withdrawal.

Investment Valuation

GAAP defines fair value, provides guidance for measuring fair value and requires certain disclosures. It discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect management’s own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation (Continued)

Mutual Funds

Shares of mutual funds are valued at quoted market price, which represent the net asset value of shares held by the Plan at year end. Investments in mutual funds are classified as Level 1.

Employer Securities

Shares of Employer securities are valued at quoted market prices, which represent the value of shares held by the Plan at year end. Investments in employer securities are classified as Level 1.

Common Collective Trusts

Investments in common collective trusts consist of investments in the Stable Value Fund of Wells Fargo Bank and the fair value of these investments is determined by the Fund’s trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end. Investments in common collective trusts are classified as Level 2 investments.

3 -	FAIR VALUE MEASUREMENTS

The following tables summarize investment assets measured at fair value:

	Investments at Fair Value
December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$1,367,694	$-	$-	$1,367,694
Growth funds	914,909	-	-	914,909
Balanced fund	878,052	-	-	878,052
Value funds	668,024	-	-	668,024
Fixed income funds	518,142	-	-	518,142
Employer securities	1,382,242	-	-	1,382,242
Common collective trusts	-	1,337,540	-	1,337,540
	$5,729,063	$1,337,540	$-	$7,066,603

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3 -	FAIR VALUE MEASUREMENTS (Continued)

	Investments at Fair Value
December 31, 2010	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$1,309,189	$-	$-	$1,309,189
Growth funds	850,233	-	-	850,233
Balanced fund	810,587	-	-	810,587
Value funds	673,228	-	-	673,228
Fixed income funds	383,131	-	-	383,131
Employer securities	1,475,479	-	-	1,475,479
Common collective trusts	-	866,854	-	866,854
	$5,501,847	$866,854	$-	$6,368,701

4 -	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits are presented below at fair value:

	December 31,
	2011	2010

American Balanced Fund R3	$878,052	$810,587

MainStay ICap Select Equity Fund R3	462,946	480,109

Thornburg International Value Fund A	606,779	542,488

PIMCO Total Return A	393,143	-

Franklin Rising Dividend	422,039	-

Ocean Shore Holding Co., Inc. Common Stock	1,382,242	1,475,479

T. Rowe Price Growth Stock R	617,573	642,886

Stable Value Fund 80	1,337,540	866,854

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4 -	INVESTMENTS (Continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $296,074 during the year ended December 31, 2011, as summarized below:

Common collective trusts	$16,152
Employer securities	(172,113)
Mutual funds	(140,113)
($296,074)

5 -	RELATED PARTY TRANSACTIONS

Prudential is the trustee as defined by the Plan and therefore, investments in Prudential and its related entities qualify as party-in-interest transactions. The balances of investments sponsored by Prudential were $4,346,821 and $4,026,368 as of December 31, 2011 and 2010, respectively.

Certain officers and employees of the Employer (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Employer pays for a majority of the Plan’s administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2011, the Employer incurred audit and third party administrative fees of $30,447.

The Plan invests in shares of common stock of their parent company, Ocean Shore Holding Co. At December 31, 2011 and 2010, the Plan had balances in this common stock of $1,382,242 and $1,475,479, respectively.

6 -	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7 -	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

8 -	TAX STATUS

The Company adopted a pre-approved prototype plan offered by the Plan’s trustee. The Internal Revenue Service determined that the prototype plan, by a letter dated March 31, 2008, is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and U.S. Department of Labor. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

12

SUPPLEMENTARY INFORMATION

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

EIN No. 21-0478350 PLAN No. 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	Identity of Issue, Borrower, Lessor or Similar Party	(c)	Description of Investment, Including Maturity Date and Rate of Interest	(e)Current Value
*		Prudential Mutual Funds		Pru Stock Index	$332,277
*		Prudential Mutual Funds		PIMCO Total Return A	393,143
*		Prudential Mutual Funds		Goldman Sachs Mid Cap Value A	80,496
*		Prudential Mutual Funds		American Balanced Fund R3	878,052
*		Prudential Mutual Funds		Cap World Growth & Income R3	124,582
*		Prudential Mutual Funds		Eagle Small Cap Growth	131,690
*		Prudential Mutual Funds		MainStay ICap select R3	462,946
*		Prudential Mutual Funds		T. Rowe Price Growth Stock R	617,573
*		Prudential Mutual Funds		Wells Fargo Growth Fund	165,646
*		Prudential Mutual Funds		Thornburg International Value A	606,779
*		Prudential Mutual Funds		PIMCO Mortgage-Backed Sec Fund A	84,215
*		Prudential Mutual Funds		Franklin Rising Dividend	422,039
*		Prudential Mutual Funds		MFS High Yield Opportunities Fund A	40,784
*		Prudential Mutual Funds		Well Fargo Small Cap Advantage	6,599
*		Ocean Shore Holding Co, common stock		Ocean Shore Holding Co, common stock	1,382,242
		Wells Fargo Bank Minnesota, NA		Stable Value Fund 80	1,337,540
					7,066,603
				Participant loans maturing 2012 to 2017
*		Loans to participants		at interest rates of 4.25% to 9.25%	295,371
					$7,361,974

*		Party-in-interest

See independent auditor’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: July 11, 2012	Ocean City Home Bank
Savings and Investment Plan

	By:	/s/ Sharon L. Taggart
Plan Administrator